UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014.

Commission File Number: 001-31221

Total number of pages: 27

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 10, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO to Introduce New Billing Plan and Discount Services
2.	New Billing Plans Presentation Material

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 10, 2014

NTT DOCOMO to Introduce New Billing Plan and Discount Services

NTT DOCOMO, INC., a personalized mobile solutions provider for smarter living, announced today that it will offer a new billing plan and two new discount services for users of its 3G FOMATM and LTE XiTM (pronounced “crossy”) mobile networks beginning June 1.

The new billing plan, called “Kake-hodai & Pake-aeru,” will enable all Kake-hodai plan subscribers to make nationwide voice calls for a flat monthly rate. Furthermore, the plan enables customers to set and share monthly data quotas with family members and corporate users based on the type of mobile device(s) they are using, and the purposes of their usage. In total, customers will be able to choose from six types of basic monthly fees and seven levels of data-quota sharing (21 levels for corporate users).

If monthly data use exceeds the customer’s selected limit, they can continue to use data at the reduced communication speed of 128 kbps maximum, or enjoy their regular data speed for 1,000 yen per 1GB for the rest of the month.

The new Zutto DOCOMO Discount provides savings on a graduated basis for subscribers who have been with DOCOMO for at least six years. Also, the new U25 Ouen Discount offers helpful discounts for budget-minded customers of age 25 or younger.

Transmission speeds are theoretical maximums. Services are provided on a best-effort basis. Speeds may vary depending on network traffic or transmission environments.

Applicable fees for data volumes exceeding a preset limit will be billed automatically.

Xi and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.

Xi is only available to subscribers in Japan.

All other trademarks are the property of their respective owners.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

Attachment

Details of NTT DOCOMO’s New Billing Plans and Discount Services

1. Kake-hodai & Pake-aeru

(1) Basic Monthly Charges

Course	Plan (Handset Type)	Basic Charge for 2-year Contract*[1] (per subscription)	Voice Call Fee
Kake-hodai Plan	Kake-hodai Plan (Smartphone/Tablet)	2,700 yen	Flat rate*[3]
	Kake-hodai Plan (Feature Phone)	2,200 yen

Data Plan (voice calls not included)	Data Plan (Smartphone/Tablet)	1,700 yen	—
	Data Plan (Router)	1,200 yen	—

Device Plus*[2] (M2M only)	Device Plus 500	500 yen	—
	Device Plus 300	300 yen (2-year contract not applicable)	—

*1

Two-year contract requires the same subscription for two years. If the customer does not change/cancel their plan/subscription, the contract will be renewed automatically. Cancelling or changing the plan to a non-two-year contract during the contract period (except in the contract renewal month) incurs a fee of 9,500 yen. Information about charges for open contracts and Hearty Discounts will be provided on the company’s website. Device Plus 300 is only available with open contracts.

*2	Cannot be applied individually; must be combined with a Kake-hodai or Data Plan.
*3	Calls to numbers associated with certain services of other companies, such as those starting with 0180 or 0570, are not included in the flat-rate plan.
•	Additional fee required for access to Internet services, such as sp-mode or i-modeTM (300 yen), per XiTM or FOMATM subscriber.
•	If the customer does not subscribe to a flat-rate Packet Pack, 0.6 yen/ KB (Xi) and 0.08 yen/packet (FOMA) apply for data communication.
•	SMS transmission costs three yen per message.
•	For Kake-hodai and Data Plans, a fee of 500 yen/month is applied per additional line.
•	The above fees do not apply to international calls, or voice/data communication during international roaming.

(2) Packet Pack Monthly Charges (flat rate / per group)

	Plan	Data Quota*1	Quota Sharing	Fee*[2]
For single subscriptions	Data S pack*[3]	2GB	Applicable, with conditions*[4]	3,500 yen
	Data M pack*[3]	5GB		5,000 yen

For families	Share pack 10	10GB	Applicable up to 10 lines	9,500 yen
	Share pack 15	15GB		12,500 yen
	Share pack 20	20GB		16,000 yen
	Share pack 30	30GB		22,500 yen

For Raku-Raku SMART PHONE users	Raku-Raku pack*[3]	200MB	Not applicable	2,000 yen

*1

When data usage exceeds the monthly quota, communication speed is reduced automatically to a 128 kbps maximum. The speed normally available with the user’s Packet Pack can continue to be used for 1,000 yen per 1GB (billed automatically).

*2	The amount is applied to a single Data S pack or Data M pack subscription, or to each Raku-Raku pack subscription.
*3	Also available to corporate users.
*4

Customers with a Kake-hodai subscription for one handset and a data subscription for another device, both under the same subscriber name, can share data quotas for 500 yen/month, billed to the subscriber’s data subscription line.

2. New Discount Services

(1) Zutto DOCOMO Discount (per group)

Plan	Subscription Length* and Monthly Discount
	1st (1-5 years; no discount)	2nd (6-8 years)	3rd (9-10 years)	Premier (11-15 years)	Gran Premier (from 16 years)
Data S pack	3,500 yen	—	—	—	-600 yen
Data M pack	5,000 yen	—	—	-600 yen	-800 yen
Share pack 10	9,500 yen	-300 yen	-600 yen	-800 yen	-1,000 yen
Share pack 15	12,500 yen	-300 yen	-600 yen	-800 yen	-1,000 yen
Share pack 20	16,000 yen	-600 yen	-800 yen	-1,000 yen	-1,500 yen
Share pack 30	22,500 yen	-800 yen	-1,000 yen	-1,500 yen	-2,000 yen
Raku-Raku pack	2,000 yen	—	—	—	-600 yen

*	Subscription length is based on customer’s main line.

(2) U25 Ouen Discount

Discount	Eligibility	Discount	Bonus Packet	Period
U25 Ouen Discount	Kake-hodai Plan and Packet Pack* for subscribers to age 25	-500 yen/month	1GB/month	Up to the month the subscriber turns 26

*	Also available to customers using secondary lines with Share pack 10, Share pack 15, Share pack 20 or Share pack 30, for whom the bonus packet will be added to the data quota of their Share pack.

3. Device Plus (exclusive billing plan for selected devices with embedded modules)

Customers using smartphones, tablets, feature phones, routers or other data communication products as well as also using devices with communication modules (photo panels, healthcare products and wearable devices that are expected to be widely used in the future) are eligible for this low-rate monthly billing plan.

Plan		Fee
Device Plus	Device Plus 500	500 yen/month for 2 year contract*
	Device Plus 300	300 yen/month

*	1,000 yen/month for open contracts.
•	Device Plus must be combined with Kake-hodai or Data Plan.
•	Products eligible for Device Plus will be listed on the company website and in other documents.
•	The communication module determines which plan the customer must use.
•	Data sharing is offered at no extra charge.

4. Billing plans and discount services for corporate users

(1) Packet Pack Monthly Charges (flat rate)

Plan*	Data volume	No. of lines	Fee (per group)
Business share pack 10	10GB	10	9,500 yen
Business share pack 15	15GB	15	12,500 yen
Business share pack 20	20GB	20	16,000 yen
Business share pack 30	30GB	30	22,500 yen
Business share pack 50	50GB	50	37,000 yen
Business share pack 70	70GB	70	51,500 yen
Business share pack 100	100GB	100	73,000 yen
Business share pack 150	150GB	150	109,000 yen
Business share pack 200	200GB	200	145,000 yen
Business share pack 250	250GB	250	180,000 yen
Business share pack 300	300GB	300	215,000 yen
Business share pack 400	400GB	400	280,000 yen
Business share pack 500	500GB	500	345,000 yen
Business share pack 700	700GB	700	480,000 yen
Business share pack 1000	1,000GB	1,000	680,000 yen
Business share pack 1500	1,500GB	1,000	1,000,000 yen
Business share pack 2000	2,000GB	1,000	1,300,000 yen
Business share pack 3000	3,000GB	1,000	1,900,000 yen

*

When data usage exceeds the monthly quota, the communication speed is reduced automatically to a 128 kbps maximum. The speed normally available with the user’s Packet Pack can continue to be used for 1,000 yen per 1GB (billed automatically).

•	Data quotas can be shared among the maximum number of lines.
•	Business share pack is available to corporate users only. In addition, Data S pack, Data M pack and Raku-Raku pack are also available to corporate users.

(2) Zutto DOCOMO Discount (per group)

Plan	Subscription Length* and Monthly Discount
	1st (1-5 years; no discount)	2nd (6-8 years)	3rd (9-10 years)	Premier (11-15 years)	Gran Premier (From 16 years)
Business share pack 10	9,500 yen	-300 yen	-600 yen	-800 yen	-1,000 yen
Business share pack 15	12,500 yen	-300 yen	-600 yen	-800 yen	-1,000 yen
Business share pack 20	16,000 yen	-600 yen	-800 yen	-1,000 yen	-1,500 yen
Business share pack 30	22,500 yen	-800 yen	-1,000 yen	-1,500 yen	-2,000 yen

*	Subscription length is based on customer’s main line.

5. Applicable Customers

Xi or FOMA subscribers.

6. Current billing plans

Applications for current Xi billing plans and related discount services will be accepted until August 2014.

Applications for current FOMA billing plans will continue to be accepted.

Prices in this press release do not include tax, unless noted otherwise.

Xi, sp-mode, i-mode, and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.

Xi and sp-mode are only available to subscribers in Japan.

All other trademarks are the property of their respective owners.

5

NTT docomo

New Billing Plans Presentation Material

April 10, 2014

DOCOMO’s Aspirations

Become a “Smart Life Partner” that can be chosen by customers and garner their usage over a long period of time

Devices

Network

Services

Billing plans/ Sales channel

Maximize customer satisfaction

1

New Billing Plan: Concept

A billing structure that allows customers to use services at affordable rates for a long period of time by selecting a plan appropriate for the different stages in life

2

“Kake-hodai & Pake-aeru”: Overview

“Zutto DOCOMO Discount”

Discount plan providing graduated savings based on length of subscription. All family members are eligible for discount rate calculated based on the user with the longest subscription period!

“U25 Ouen Discount”

packets Offers helpful for budget monthly -minded discounts customers + free of bonus age 25 or younger

“Kake-hodai”

Unlimited rate to any domestic destination voice with calling no restrictions for a flat monthly on number of calls or duration

“Pake-aeru”

Allows members packet or multiple data-quota devices sharing owned among by a family single user

3

“Kake-hodai

&

Pake-aeru”

4

"Kake-hodai & Pake-aeru": Conceptual Image



Current billing plan
Father
Mother
Daughter
Subscription length: 16 years
8 years
3 years (Age: 25 or below)
Basic monthly charge
+
Call charges
+
ISP
+
Packet charges
New billing plan
Father
Mother
Daughter
Main
16 years
8 years
3 years
(Age: 25 or below)
Basic monthly charge
Call charges
▲"U25 Ouen Discount"
ISP
"Packet Pack" + "▲Zutto DOCOMO Discount"
Share option
Share option
"Kake-hodai"
"U25 Ouen Discount"
"Pake-aeru"
"Zutto DOCOMO Discount"
Discount rate calculated based on 16-year subscription

5

Japan’s First

“Kake-hodai”

To any destination, no restrictions on number of calls/duration Unlimited domestic voice calling for a flat monthly rate

For voice calls between DOCOMO subscribers…

as well as subscribers of other mobile and fixed line networks

For Feature phone, starting from ¥2,200 For Smartphone, starting from ¥2,700

* Basic charge with 2-year subscription contract (excluding the fee required for access to DOCOMO Internet access, such as i-mode, sp-mode).

6

Japan’s First

“Pake-aeru”

Data-quota sharing with up to 10 family members or use it for yourself over multiple devices!

Waste-free data sharing among family members

Data sharing with multiple devices owned by a single user

7

Japan’s First

“Pake-aeru”

Packet packs of entire family can be shared to avoid waste of data allowances!

Present

Future

Additional packet purchase can also be made for months of heavy usage!

Data quotas can be shared by family!

8

Japan's First

SHARE

"Pake-aeru"

When sharing with a family of four, Packet charges are about at half price!

Per user
3GB for ¥4,700*

Per user
3GB for ¥2,500*



Bonus packet
Bonus packet

* Xi Pake-hodai Light

* Share pack 10 (10GB for ¥ 9,500)
Zutto DOCOMO Discount (Subscription length of over 16 years : OFF ¥1,000)
Share option fees (¥500 times 3lines)
U25 Ouen Discount (Bonus packet 1GB times 2lines)

9

“Pake-aeru”

Additional packets can be purchased at ¥ 1,000/1GB if usage exceeds monthly threshold!

Charges Users can select from two modes without any extra charges:

“Speed Mode”

Comfortable additional data high allowances -speed access provided all the time, automatically in 1GB-increments

1GB

¥1,000

Max. Up/downlink speed: 128kbps

“Limit Mode”

Add allowances in 1GB-increments on an as-needed basis

*Speed reduced to 128kbps if monthly data usage exceeds customer’s selected limit

Data volume

10GB

*Data allowance given under “Share pack 10” package

“Device Plus”

Data-sharing plan with M2M devices for ¥ 300 or ¥ 500 per month

Wearable Healthcare devices Gaming console gear Car navigation etc. system

“Zutto DOCOMO Discount”

Discount program providing graduated levels of savings to entire family based on length of subscription of main line

Discount on “Packet Pack” of up to

¥2,000/month*

*Discount offered to users subscribing to “Share pack 30” with subscription length of over 16 years

LONG YOUNG

“U25 Ouen Discount”

Monthly discounts PLUS free bonus packets offered to users of age 25 or younger

Bonus packet

Discount on basic monthly charge of

¥ 500/month

Bonus packet 1GB 12

Family Case: 4-Member Family Use

Share data allowances with whole family, and everyone benefits from discounts offered by “Zutto DOCOMO” program

Main

Subscription length

of 16 years

Kake-hodai

Kake-hodai

Kake-hodai

Kake-hodai

¥2,700 ¥ 2,200 ¥ 2,700 ¥ 2,200

Standard plan

OFF ¥ 500 OFF ¥ 500

ISP ¥ 300 ¥ 300 ¥ 300 ¥ 300

(sp-mode, i-mode)

Share option ¥ 500 ¥ 500 ¥ 500

Share Pack 10

¥ 9,500

Zutto DOCOMO

Packet pack Bonus Bonus

packet packet

OFF ¥ 1,000

¥ 11,500 ¥ 3,000 ¥ 3,000 ¥ 2,500

Additional line can be used at an affordable rate starting from

¥ 2,500! 13

Family Case: 4-Member Family Use

Subscription to “Kake-hodai & Pake-aeru” provides savings of approx. ¥ 7,500/month

Family with Type Xi Ninen Type S Type Xi Ninen Type SS

2 i-mode Kake-hodai Value Kake-hodai Value

phones, and

2 smartphones

Subscription

length 16 years 8 years 3 years 3 years

Handset type Smartphone Kake-hodai i-mode Kake-hodai Smartphone Kake-hodai i-mode Kake-hodai

Basic monthly ¥ 1,410 ¥ 1,500 ¥ 1,410 ¥ 934

charge

Voice call fee ¥ 1,500 ¥ 1,500 ¥ 1,500 ¥ 1,500

ISP ¥ 300 ¥ 300 ¥ 300 ¥ 300

Fat-rate fee for

data sharing

Packet charges ¥ 5,700 ¥ 372 ¥ 4,700 ¥ 4,200

Total ¥ 27,426/10GB

Long-term user Enjoy long chat Can use father’s

Discount continues

eligible for “Zutto with friend without unused data

until turning 26

DOCOMO Discount” worries about bill allowance

25 25

Main

Subscription 16 years 8 years 3 years 3 years

length

Handset type Smartphone i-mode Smartphone i-mode

Basic monthly ¥ 2,700 ¥ 2,200 ¥ 2,700 ¥ 2,200

charge Off ¥ 500 Off ¥ 500

Voice call fee ¥ 0 ¥ 0 ¥ 0 ¥ 0

ISP ¥ 300 ¥ 300 ¥ 300 ¥ 300

Flat-rate fee for ¥ 500 ¥ 500 ¥ 500

data-sharing

Packet charges Off ¥ 1,000 under ¥ 9,500

“Zutto DOCOMO” Off ¥ 1,000

Total ¥ 20,000/10GB + 2GB Bonus packet

Share pack 10

Zutto DOCOMO

Single Use of Two Smartphones

Smartphone

Sub Under Single Subscsription

free of worries about phone bill!

Subscription length of 16 years

2nd Device Plus

Basic Charge

Kake-hodai

¥2,700

Date Plan

¥1,700

ISP

(sp-mode, i-mode)

¥ 300

¥ 300

Share option — ¥ 500

¥ 3,500

Data S Pack

Packet Pack

Zutto DOCOMO

OFF ¥ 600 —

Allows use of a smartphone for only ¥ 5,900/month! Second device can be used at an affordable rate starting from ¥ 2,500! 15

Single Use of Two Devices

Feature phone

Sub Under Single Subscsription

Allows use of two devices free of worries about phone bill!

Subscription length of 16 years

or

Kake-hodai

Data Plan

Basic Charge

¥2,200

¥1,700

ISP

(sp-mode, i-mode) ¥ 300 ¥ 300

Share option — ¥ 500

Data S pack

¥3,500

Packet Pack

Zutto DOCOMO

OFF ¥ 600 -

¥ 5,400 ¥ 2,500

Allows use of two devices in total for only ¥ 7,900!

“Kake-hodai & Pake-aeru”

Planned for launch June 1, 2014

(Application acceptance to start from May 15, 2014)

VoLTE

New age of high-quality voice service to start with the introduction of VoLTE

Planned for launch summer/2014

"Kake-hodai & Pake-aeru"

"Zutto DOCOMO Discount"

"U25 Ouen Discount"

"Kake-hodai"

"Pake-aeru"

Planned for launch Jun. 1, 2014

19

NTT

docomo